Chardan Capital Markets, LLC

17 State Street, 21st Floor

New York, NY 10004

September 29, 2022

VIA EDGAR

Division of Corporation Finance

Office of Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Todd Schiffman

RE:	Aquaron Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-265217) (the “Registration Statement”)

Dear Mr. Schiffman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Aquaron Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:30 pm Eastern time on Monday, October 3, 2022, or as soon as thereafter possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 418 copies of the Preliminary Prospectus dated September 16, 2022 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[Signature page follows]

Division of Corporation Finance

Office of Finance
U.S. Securities & Exchange Commission

CHARDAN CAPITAL MARKETS, LLC

By:	/s/ Shai Gerson
Name:	Shai Gerson
Title:	Partner, Head of Capital Markets

[signature page to acceleration request]